Lanham & Lanham, LLC
A Professional Law Firm

28652 Oso Parkway	Telephone: (949) 933-1964
Suite D	Facsimile: (949) 666-5006
Rancho Santa Margarita, California 92688

July 10, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Bryan J. Pitko

RE:       Caribbean Pacific Marketing, Inc.
File No. 333—180008 (Form S-1/A5)

Dear Mr. Pitko:

The attached Amendment No. 5 to the above-referenced filing has been filed on EDGAR in response to your comment letter dated June 28, 2012.

With respect to your first comment, the artwork, portions of the business plan, and several of the products to be offered by the Registrant were the same as those intended to be used by Suncoast Nutriceuticals, but the only connection between that corporation and the Registrant is that Kevin McDonnell was an Officer and minor Shareholder of both entities.  The Plan of Operations for Suncoast was considerably different from the Registrant’s in that its marketing plan was geared toward cruise ships and a single major distributor.  However, marketing conditions imposed by the cruise ship industry made this marketing plan economically unviable, and the Suncoast Registration was abandoned.

The Registrant is not using any advertising materials or brand names which have been trademarked or copyrighted by any party.  As disclosed in the Prospectus, the formulations of the products to be marketed by the Registrant are proprietary to the Registrant’s contract manufacturer.

We do not have any information or documents as to whether an actual request for withdrawal was made.  We revised the language in the Prospectus to use the term “abandoned”.   Suncoast Nutriceuticals, Inc. was administratively dissolved by the State of Delaware in 2010, and no Certificate of Dissolution was filed.

We have revised Mr. McDonnell’s biography to provide additional information about his current clients and duties.  We have also disclosed that Mr. McDonnell is not a principal of any corporation other than the Registrant nor is he a member of any Limited Liability Company.

The signature page has been revised as requested.

Thank you for your consideration.

Very truly yours,

/s/ Randall Lanham, Esq.
RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC